AMENDMENT NUMBER 5 TO THE AGENCY AGREEMENT

This Amendment (“Amendment”) is made as of November 29, 2023 (the “Amendment Effective Date”), by and between Bishop Street Funds (“Fund”), and SS&C GIDS, Inc., formerly known as DST Systems, Inc. (“SS&C”), amends and modifies certain terms and conditions of the Agreement (as defined below). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Agreement.

WHEREAS, Fund and SS&C entered into a certain Agency Agreement, dated August 13th, 2004, as amended from time to time (as amended, the “Agreement”); and

WHEREAS, Fund and SS&C wish to further amend certain provisions of the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained the sufficiency of which is acknowledged by the parties, the parties hereto agree as follows:

1.	Section 8 to the Agreement is hereby :deleted in its entirety and the substitute Section 8 is adopted in its place as follows:

“8.	Standard of Care, Limitation of Liability and Indemnification”

A. SS&C, including SS&C’s employees, agents or affiliated companies to whom SS&C has subcontracted the performance of any of SS&C’s obligations under this Agreement (each an “SS&C Agent”) whether or not such SS&C Agent is known to the Fund, shall at all times use reasonable care, due diligence and act in good faith in performing its duties under this Agreement. No person or entity shall be an SS&C Agent unless SS&C shall control, or have the ability to control, such agent’s performance of SS&C’s obligations under this Agreement. SS&C shall be solely responsible for acts, errors or omissions resulting in material harm to a Fund. SS&C shall provide its services as Transfer Agent in accordance with Section 17A of the Securities Exchange Act of 1934, and the rules and regulations thereunder. Notwithstanding anything in this Agreement to the contrary and to the extent permitted by law, SS&C, including its employees, agents or affiliated companies to whom SS&C has subcontracted the performance of any of SS&C’s obligations under this Agreement (each, a “SS&C Associate”) shall not be liable to the Trust for any action or inaction of any SS&C Associate except to the extent of direct Losses (defined as losses, damages, costs, charges, counsel fees, payments, expenses and liabilities) finally determined by a court of competent jurisdiction to have resulted primarily from the gross negligence, willful misconduct or fraud of SS&C in the performance of SS&C’s duties or obligations under this Agreement. Under no circumstances except in connection with indemnification obligations for third party claims shall either Party be liable for Losses that are indirect, special, incidental, consequential, punitive, exemplary or enhanced or that represent lost profits, opportunity costs or diminution of value. Trust shall indemnify, defend and hold harmless SS&C Associates from and against Losses (including legal fees and costs to enforce this provision) that SS&C Associates suffer, incur, or pay as a result of any Third Party Claim , except to the extent such Losses resulted primarily from the gross negligence, willful misconduct or fraud of SS&C Associates in the performance of SS&C’s duties or obligations under this Agreement. SS&C shall indemnify, defend and hold harmless the Trust from and against Losses (including legal fees and costs to enforce this provision) that the Trust suffers, incurs, or pays as a result of any Third Party Claim arising out of or relating to the provision or utilization of any services performed under the Agreement or any portion thereof that constitutes an infringement, violation, contravention or breach of any patent, copyright, trademark, license or other intellectual property right of any third party, except to the extent such infringement is a result of or arises out of: (i) improper use of the Services or any SS&C Property by Trust or its Affiliates; (ii) modifications to the Services or SS&C Property by Trust or its Affiliates not previously authorized in writing by SS&C; (iii) Trust or its Affiliates not complying with instructions or designs required by SS&C; (iv) use of the Services or SS&C Property by Trust or its Affiliates in breach of this Agreement; or (v) the combination of the Services or SS&C Property by Trust or its Affiliates with products or systems other than those provided for use with the Services by, or authorized in writing by, SS&C. SS&C may discharge its indemnity obligation by, at its sole option and expense, (a) procuring any right to allow Trust to continue to receive the infringing part of the Services or (b) modifying, amending or replacing the infringing part of the Services with other services that deliver substantially the same capabilities; or (c) terminating the infringing part of the Services, provided that SS&C shall in such case refund any fees paid in advance with respect thereto. The maximum aggregate amount of cumulative liability of SS&C Associates to the Trust for Losses arising out of the subject matter of, or in any way related to, this Agreement, except to the extent of Losses resulting from the willful misconduct or fraud of SS&C in the performance of SS&C’s duties or obligations under this Agreement, shall not exceed the fees paid by the Trust to SS&C under this Agreement for the most recent 24 months immediately preceding the date of the event giving rise to the Claim.

B. Promptly after receipt by an indemnified person of notice of the commencement of any action, such indemnified person will, if a claim in respect thereto is to be made against an indemnifying party hereunder, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party will not relieve an indemnified party from any liability that it may have to any indemnified person for contribution or otherwise under the indemnity agreement contained herein except to the extent it is prejudiced as a proximate result of such failure to timely notify. In case any such action is brought against any indemnified person and such indemnified person seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, assume the defense thereof (in its own name or in the name and on behalf of any indemnified party or both with counsel reasonably satisfactory to such indemnified person); provided, however, if the defendants in any such action include both the indemnified person and an indemnifying party and the indemnified person shall have reasonably concluded that there may be a conflict between the positions of the indemnified person and an indemnifying party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified persons which are inconsistent with those available to an indemnifying party, the indemnified person or indemnified persons shall have the right to select one separate counsel (in addition to local counsel) to assume such legal defense and to otherwise participate in the defense of such action on behalf of such indemnified person or indemnified persons at such indemnified party's sole expense. Upon receipt of notice from an indemnifying party to such indemnified person of its election so to assume the defense of such action and approval by the indemnified person of counsel, which approval shall not be unreasonably withheld (and any disapproval shall be accompanied by a written statement of the reasons therefor), the indemnifying party will not be liable to such indemnified person hereunder for any legal or other expenses subsequently incurred by such indemnified person in connection with the defense thereof. An indemnifying party will not settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified persons are actual or potential parties to such claim, action, suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of each indemnified person from all liability arising out of such claim, action, suit or proceeding. An indemnified party will not, without the prior written consent of the indemnifying party settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder. If it does so, it waives its right to indemnification therefor.”

2.	Section 22. Termination of Agreement. Section 22.A. is hereby deleted and replaced with the following:

“A. This Agreement shall be in effect until March 31, 2027. If neither party provides the other party with notice of termination at least six (6) months prior to the end of the then current term (or any renewal term), this Agreement shall automatically extend for two (2) year terms. Each Advisor Complex Schedule shall automatically terminate upon termination of this Agreement in accordance with this Section 21.”

3.	Attachment 1-Service Level Agreement. Attachment 1 is hereby amended by adding the following Section 4:

“4. Failure by SS&C to Meet Certain Performance Metrics. In the event SS&C fails to meet the performance metrics listed below within the stated conditions, SS&C will provide a discount of 1% for each failed metric (for a maximum of 2%). The discount will be applied on a client-by-client basis to such client’s total monthly fees* for the 3 months immediately following the failure.

•	Performance Metrics for Discount
o	Average Speed to Answer Calls Exceeds 60 Seconds During A Calendar Quarter
o	Percentage of Abandoned Calls Outside 25 Seconds Exceeds 10%” During a Calendar Quarter

•	Conditions to Receive Discount
o	The individual client must have 40 calls per month during the applicable calendar quarters being measured

o	For any day that the call volume exceeds the average daily call volume for the month by 20% or more and/or client events or market conditions that drive a material increase in call handling time by 20% or more occurs, that day’s performance will be removed from the calculation of performance metrics under this Section 4
o	SS&C must fail to meet the same specific metric at the stated levels for 2 consecutive calendar quarters.

*Total monthly fees include CUSIP fees (inclusive of minimums), Open Account fees, Closed Account fees and Asset Based fees.”

4.	All references to “DST Systems, Inc.” and “DST” in the Agreement are hereby changed to “SS&C GIDS, Inc.” and “SS&C”, respectively. All other terms and conditions of the Agreement shall remain the same.

5.	As of the Amendment Effective Date, this Amendment shall be effective to amend the Agreement, and to the extent of any conflict between it and this Amendment, this Amendment supersedes and replaces the conflicting term of the Agreement or previous Amendments. Except as specifically modified by this Amendment, the terms and conditions of the Agreement and their respective prior amendments shall remain in full force and effect.

6.	This Amendment may be executed in one or more counterparts (including facsimile and .pdf counterparts), each of which are deemed an original and all of which, when taken together and delivered shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

BISHOP STREET FUNDS

By:	/s/ Michael Beattie
Name:	Michael Beattie
Title:	Authorized Signatory

SS&C GIDS, INC.

By:	/s/ Nick Wright
Name:	Nick Wright
Title:	Authorized Signatory